SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

7 June 2004

04030722

SUPPL

~~12G32BR~~

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 31 May to 4 June 2004.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 16 2004
WASH, D.C. 181

Lim Li Ching (Ms)
Assistant General Counsel

Encs

dw 6/17

SEC File No: 82-3622

MASNET No. 21 OF 31.05.2004
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement Of Appointment Of Director

Date of appointment:	31/05/2004
Name:	Deepak S Parekh
Age:	60
Country of principal residence:	India
Whether appointment is executive, and if so, the area of responsibility:	NA
Working experience and occupation(s) during the past 10 years:	February 1993 - present Chairman, Housing Development Finance Corporation Limited

<u>Other directorships</u>

Past (for the last five years)

Alternate Director, SPIC Petrochemicals Ltd
Alternate Director, Tata Donnelley Ltd
Chairman, Infrastructure Leasing & Financial Services Ltd
Director, Exide Industries Ltd
Director, ICI India Ltd
Director, Indian Aluminium Co Ltd
Director, National Housing Bank
Director, Otis Elevators Co (India) Ltd
Director, The Dharamsi Morarji Chemicals Co Ltd
Alternate Director, The Dharamsi Morarji Chemicals Co Ltd
Director, National Thermal Power Corporation Ltd
Nominee Director, National Thermal Power Corporation Ltd
Director, Steel Authority of India
Director, National Stock Exchange
Director, Automartindia Ltd (formerly known as Mahindra Telecommunications Ltd)
Director, I L & F S Ltd
Director, Pathfinder Investment Co Pvt Ltd

Present

Chairman, Housing Development Finance Corporation Limited
Chairman, Infrastructure Development & Finance Co Ltd
Chairman, HDFC Asset Management Co Ltd
Chairman, HDFC Standard Life Insurance Co Ltd
Chairman, HDFC Chubb General Insurance Co Ltd
Chairman, GlaxoSmithKline Pharmaceuticals Ltd (formerly known as Glaxo India Limited)
Chairman, Burroughs Wellcome (India) Ltd
Director, Hindustan Lever Ltd
Director, Mahindra & Mahindra Ltd
Director, Hindustan Oil Exploration Corporation Ltd
Director, Castrol India Ltd
Director, The Indian Hotels Co Ltd
Director, Asset Reconstruction Co (India) Ltd
Director, Siemens Ltd
Director, Motor Industries Co Ltd
Alternate Director, Borax Morarji Ltd

Alternate Director, Bharat Bijlee Ltd
Alternate Director, Exide Industries Ltd

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?
○ Yes ● No

(b) Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?
○ Yes ● No

(c) Whether there is any unsatisfied judgment against him?
○ Yes ● No

(d) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?
○ Yes ● No

(e) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?
○ Yes ● No

(f) Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?
○ Yes ● No

(g) Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

(h) Whether he has ever been disqualified from acting as a director of any corporation

○ Yes ● No

(i) **Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?**
○ Yes ● No

(j) **Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —**

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
○ Yes ● No

Submitted by Chan Su Shan (Ms), Company Secretary on 31/05/2004 to the SGX

SEC File No: 82-3622

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, May 31, 2004 5:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

139593.pdf

ASX confirms the release to the market of Doc ID: 139593 as follows:
Release Time: 31-May-2004 19:30:44
ASX Code: SGT
File Name: 139593.pdf
Your Announcement Title: Appendix 3X for Deepak S Parekh

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Deepak S Parekh
Date of appointment	31 May 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

SEC File No: 82-3622

MASNET No. 24 OF 31.05.2004
Announcement No. 26

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel appoints another independent Director

Attached is a news release made by Singapore Telecommunications Limited on the above.

appointment of Deepak-news release.p

Submitted by Chan Su Shan (Ms), Company Secretary, on 31/05/2004 to the SGX

SingTel

News Release

SingTel appoints another independent Director

Singapore, 31 May 2004 – Singapore Telecommunications Limited (SingTel) today announced the appointment of Mr Deepak S Parekh to its Board of Directors with immediate effect.

Mr Parekh, 60, is Chairman of Housing Development Finance Corporation Limited (HDFC), a position he has held since 1993. He joined HDFC, a premier housing finance institution in India, in 1978.

Mr Parekh is also the non-executive Chairman of Infrastructure Development Finance Company Ltd, set up at the initiative of the Government of India in 1997, and GlaxoSmithKline Pharmaceuticals Ltd (formerly known as Glaxo India Ltd). A Chartered Accountant, he is actively involved in a number of government finance and banking committees. His profile is attached in the Annex.

With the appointment of Mr Parekh as an independent Director, the SingTel Board of Directors now has 12 members, half of whom are non-Singaporeans. This reflects SingTel's increasingly international profile and the multi-national nature of its business. The Group benefits from guidance and leadership provided by the broad diversity of talent on its Board.

The SingTel Board of Directors now comprises the following members[1]:

Chumpol NaLamlieng – Chairman
Lee Hsien Yang – President & CEO
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Tommy Koh
Deepak S Parekh
John Powell Morschel
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang

~~~~~~~~~~

[1] All Directors except Messrs Lee and Quek are independent.
~~~~~~~~~~

SingTel

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 31 offices in 15 countries and territories throughout the Asia Pacific, in Europe and the USA. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 47 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *Telecom Asia,* for six consecutive years since 1998. The Group employs more than 19,000 people worldwide and had a turnover of S$12.0 billion (US$7.17 billion) and net profit after tax of S$4.49 billion (US$2.68 billion) for the year ended 31 March 2004. More information can be found @ www.singtel.com and www.optus.com.au.

SingTel

Annex

Director's profile

Deepak Parekh

Mr Deepak S Parekh, 60, has been the Chairman of Housing Development Finance Corporation Limited (HDFC) since 1993. He joined HDFC in 1978 and was appointed the Managing Director in 1985. In the early part of his career, Mr Parekh assumed a number of accounting and banking positions in Ernst & Ernst Management Consultancy Services in New York, Grindlays Bank (ANZ) in Mumbai and Chase Manhattan Bank.

Mr Parekh is the non-executive Chairman of Infrastructure Development Finance Company Ltd (IDFC); GlaxoSmithKline Pharmaceuticals Ltd (formerly known as Glaxo India Ltd); HDFC Asset Management Company Ltd and HDFC Standard Life Insurance Company Ltd (both in strategic alliance with the Standard Life Assurance Company, UK); and HDFC Chubb General Insurance Ltd in strategic alliance with Chubb Group of the USA.

Under Mr Parekh's leadership, HDFC has diversified into banking, life and general insurance, a mutual fund, realty, online securities trading, a credit bureau and business process outsourcing services, emerging as a financial powerhouse in India.

An active member of numerous government-led reform committees and think-tanks, Mr Parekh sat on committees looking at reforms in the insurance, banking and energy sectors, among others.

Mr Parekh holds a Bachelor of Commerce degree from the Sydenham College of Commerce and Economics, Mumbai. He is a Chartered Accountant and is a member of the Institute of Chartered Accountants – England and Wales. He has received the Business Man of the Year Award from Business India and the JRD Tata Corporate Leadership Award from the All India Management Association. He was also the first recipient of the Qimpro Platinum Award for Quality and for his contributions to the services sector in India and has been recognised by Business Week as being among the top fifty Asian leaders at the forefront of change. Mr Parekh was also the youngest recipient of the Life Time Achievement Award from The Economic Times – Mumbai.

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, June 01, 2004 10:37 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

139753.pdf

ASX confirms the release to the market of Doc ID: 139753 as follows:
Release Time: 01-Jun-2004 12:37:04
ASX Code: SGT
File Name: 139753.pdf
Your Announcement Title: Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	01/06/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,773,966,369	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
199,312,475	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 1 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 03, 2004 5:22 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

140412.pdf

ASX confirms the release to the market of Doc ID: 140412 as follows:
Release Time: 03-Jun-2004 19:21:22
ASX Code: SGT
File Name: 140412.pdf
Your Announcement Title: Appendix 3B - 1st

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	403,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/06/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,774,369,369	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
197,153,975	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 03 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 03, 2004 5:22 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

140413.pdf

ASX confirms the release to the market of Doc ID: 140413 as follows:
Release Time: 03-Jun-2004 19:21:43
ASX Code: SGT
File Name: 140413.pdf
Your Announcement Title: Appendix 3B - 2nd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/06/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,774,379,569	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
197,143,775	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34. Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 03 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 03, 2004 5:22 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

140414.pdf

ASX confirms the release to the market of Doc ID: 140414 as follows:
Release Time: 03-Jun-2004 19:22:04
ASX Code: SGT
File Name: 140414.pdf
Your Announcement Title: Appendix 3B - 3rd

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	279,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/06/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,774,659,269	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
196,864,075	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 03 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Foo Yen Yen

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 03, 2004 5:23 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

140416.pdf

ASX confirms the release to the market of Doc ID: 140416 as follows:
Release Time: 03-Jun-2004 19:23:16
ASX Code: SGT
File Name: 140416.pdf
Your Announcement Title: Appendix 3B - 4th

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	03/06/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,774,698,869	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
196,824,475	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 03 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, June 04, 2004 3:46 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

140700.pdf

```
ASX confirms the release to the market of Doc ID: 140700 as follows:
Release Time: 04-Jun-2004  17:45:04
ASX Code: SGT
File Name: 140700.pdf
Your Announcement Title: Appendix 3B - 1
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	183,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/06/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,774,882,069	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
196,641,275	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Friday, June 04, 2004 3:46 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

140701.pdf

ASX confirms the release to the market of Doc ID: 140701 as follows:
Release Time: 04-Jun-2004 17:45:54
ASX Code: SGT
File Name: 140701.pdf
Your Announcement Title: Appendix 3B - 2

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	53,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/06/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,774,935,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		196,587,875	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Friday, June 04, 2004 3:48 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

140702.pdf

ASX confirms the release to the market of Doc ID: 140702 as follows:
Release Time: 04-Jun-2004 17:48:05
ASX Code: SGT
File Name: 140702.pdf
Your Announcement Title: Appendix 3B - 3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	346,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/06/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,775,281,869	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
196,241,475	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, June 04, 2004 3:49 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

140703.pdf

```
ASX confirms the release to the market of Doc ID: 140703 as follows:
Release Time: 04-Jun-2004  17:48:26
ASX Code: SGT
File Name: 140703.pdf
Your Announcement Title: Appendix 3B - 4
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	42,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/06/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,775,324,469	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		196,198,875	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 June 2004
Company Secretary

Print name: Chan Su Shan (Ms)